Exhibit 1.1

AGREEMENT

THIS AGREEMENT, made and effective this 30th day of June, 2009 by and between Wind Energy America Inc., a Minnesota corporation (the “Company”) and Donald Blakstad of San Diego, California (“Blakstad”).

WITNESSETH, WHEREAS Blakstad has agreed to provide management and financial services to the Company as an independent contractor and also to accept a position on the Board of Directors of the Company.

FURTHER WHEREAS, the Company deems it to be in its best interests to retain Blakstad on the terms and conditions set forth herein and to add him to its Board of Directors.

NOW, THEREFORE, for valuable consideration and upon the mutual covenants and promises contained in this Agreement, the parties hereto agree as follows:

1.  Management Services.  The Company hereby retains Blakstad, and Blakstad hereby accepts this engagement for services to be provided to the Company. Blakstad shall be available to attend meetings of the Board of Directors on a regular basis and to otherwise consult with the Board of Directors or principal officers of the Company as requested, including providing such management, financial, and operational services as requested by the Company at all reasonable times. Further, agrees to accept appointment as a director of the Company and incident thereto to serve in the role of Chairman of the Board of Directors of the Company if and when so elected. Blakstad will assist the Company with advice and determination regarding any purchase or sale of wind power properties or interests therein, as requested by the Board of Directors of the Company.

Blakstad also will assist the Company to identify and retain experienced and qualified personnel or outside contractors to perform development, operational or maintenance services for wind power properties or projects of the Company.

Blakstad also will advise and assist the Company with long-term strategic plans intended to foster the future growth and publicly-traded status of the Company.

Blakstad also will assist the Company with general venture capital financial consulting including advice regarding the terms and types of debt or equity securities to be offered by the Company, whether private or public securities offerings or other funding operations of the Company.

2.  Term of Agreement.  The term of this Agreement shall be for the 18-month period commencing on July 1, 2009, and at the expiration of such 18 months, this Agreement shall continue on a month-to-month basis on the same terms as the initial 18 months.

3.  Independent Contractor.  Blakstad shall perform any and all director services and any non-director consulting services under this Agreement strictly as an independent contractor, and nothing contained herein shall be considered to establish or infer an employee-employer relationship.

4.  Compensation for Services.  The Company agrees to pay to Blakstad for the services provided by Blakstad to the Company under this Agreement the following:

i.  Monthly compensation of $15,000, which shall be deferred until the end of the 18-month term of this Agreement, upon which all accrued amounts shall be paid in full by the Company.

ii.  One Hundred Thousand (100,000) common shares of the Company, which shall be unregistered stock bearing the standard restrictive legend providing it cannot be sold or transferred unless registered under applicable securities laws or exempt from such registration under an exemption such as Rule 144 of the Securities Act of 1933.

iii.  A Stock Purchase Warrant to purchase 1,000,000 common shares of the Company over a 5-year term at an exercise price of $.25 per share.

5.  Termination of Services.  In the event the Company makes a decision to no longer utilize or avail itself of the services of Blakstad during the term of this Agreement or thereafter while he is serving on a month-to-month basis, the Company shall immediately pay any accrued monthly payments due to Blakstad plus any remaining payments due under the initial 18-month term hereof and plus a severance payment of 6 months of his monthly compensation (i.e. - $90,000).

6.  General.  The parties hereto further agree as follows:

a.  Upon expiration or termination of this Agreement for any reason, Blakstad will return to the Company all property of the Company in the possession of Blakstad.

b.  This Agreement and its terms shall be governed by the laws of Minnesota.

c.  This Agreement or any of its terms shall not be assignable by either party hereto.

d.  This Agreement shall be binding upon the respective successors, if any, of the parties hereto.

e.  If any provision of the terms of this Agreement shall be invalid or unenforceable for any reason, such fact shall not affect or modify the effect or force of any other provision of this Agreement.

f.  This Agreement sets forth the entire understanding of the parties hereto and supersedes any prior representations or understandings of the parties hereto or either party hereto, oral or otherwise, with respect to any matter or issue contained in or referred to by this Agreement.

g.  Any modification or amendment of this Agreement or any of its terms shall be effective only if consented to in writing by both parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the date first written above.

Wind Energy America Inc., the Company

By	/s/Robert O. Knutson	/s/ Donald Blakstad
Robert O. Knutson, Principal Executive Officer		Donald Blakstad
Officer and CFO

And	/s/Robert A. Williams
Robert A. Williams, Chairman